Exhibit 99.5

UNAUDITED PRO FORMA FINANCIAL INFORMATION

The following unaudited pro forma financial information sets forth the unaudited pro forma consolidated condensed income statements of Abengoa Yield plc ( “Atlantica Yield”) for the year ended December 31, 2015 to give effect to the acquisitions of Solaben 1 and Solaben 6 (the “Dropdown Assets”), operating one 50MW solar plant each. The Dropdown Assets were acquired on September 30, 2015 for a total consideration of $309.1 million.

Unaudited pro forma financial information has been derived from, and should be read in conjunction with:

•	The audited consolidated financial statements as of and for the year ended December 31, 2015 included in the Annual Report on Form 20-F of Atlantica Yield for the fiscal year ended December 31, 2015, as filed with the SEC on March 1, 2016.

•	The unaudited financial statements of Solaben 1 and Solaben 6 as of and for the nine months ended September 30, 2015 and 2014 included on this 6K.

The historical consolidated financial statements have been adjusted in the pro forma financial statements to give pro forma effect to events that are (i) directly attributable to the acquisitions described above, (ii) factually supportable, and (iii) expected to have a continuing impact on the consolidated results. We have assumed that the above transactions have been completed on January 1, 2015 for the purpose of presenting the unaudited pro forma consolidated income statements for the year ended December 31, 2015.

The acquisition of the Dropdown Assets was closed on September 30, 2015, as a result Solaben 1 and Solaben 6 are fully consolidated in the consolidated statement of financial position as of December 31, 2015. In consequence, this unaudited pro forma financial information does not include unaudited proforma statement of financial position as of December 31, 2015.

The Company has elected to account for the Dropdown Assets using the predecessor values, given that the acquisition of the Dropdown Assets is a transaction between entities under common control of Abengoa S.A.. Any difference between the consideration given and the aggregate book value of the assets and liabilities of the acquired entities as of the date of the transaction has been reflected as an adjustment to equity.

The unaudited pro forma financial information is presented for illustrative purposes only and reflects estimates and certain assumptions made by our management that are considered reasonable under the circumstances as of the date of this 6K and which are based on the information available at the time of the preparation of the unaudited pro forma financial information. Actual adjustments may differ materially from the information presented herein. The unaudited consolidated pro forma financial information does not purport to represent what our consolidated income statement and consolidated statement of financial position would have been if the relevant transactions had occurred on the dates indicated and is not intended to project our consolidated results of operations or consolidated financial position for any future period or date.

Unaudited Pro Forma Consolidated Income Statement for the year ended December 31, 2015

	Abengoa Yield Historical	Solaben 1 (b)	Solaben 6 (b)	Pro Forma adjustments		Abengoa Yield Pro Forma
Revenue	790.9	25.8	25.8	-		842.5
Other operating income	68.9	-	-	-		68.9
Raw materials and consumables used	(23.2)	(0.2)	(0.2)	-		(23.6)
Employee benefit expenses	(5.9)	-	-	-		(5.9)
Depreciation, Amortization and impairment charges	(261.3)	(6.3)	(6.2)	-		(273.8)
Other operating expenses	(224.8)	(7.3)	(7.3)	-		(239.4)
Operating Profit	344.6	12.0	12.1	0.0		368.7
Financial income	3.4	-	-	-		3.4
Financial expenses	(333.9)	(14.6)	(14.5)	(6.4	)(a)	(369.4)
Net exchange differences	3.8	-	0.0	-		3.8
Other financial income/expenses	(200.1)	-	-	-		(200.1)
Financial cost net	(526.8)	(14.6)	(14.5)	(6.4)		(562.3)
Share of (Loss)/Profit of Associates	7.8	-	-	-		7.8
Profit (Loss) before Income Tax	(174.4)	(2.6)	(13.6)	(6.4)		(185.8)
Income tax Benefits	(23.8)	0.7	11.8	-		(22.5)
Profit (Loss) for the year from continuing operations	(198.2)	(1.9)	(2.4)	(6.4)		(208.4)
Profit attributable to non-controlling interests from continuing operations	(10.8)	(2.3)	0.6	-		(10.8)
Profit (Loss) for the Year attributable to the combined group	(209.0)	(31.6)	(1.8)	(6.4)		(219.2)

Weighted average number of ordinary shares outstanding (thousands)	92,795					92,795
Basic earnings per share (U.S. dollar per share)	(2.3)					(2.4)

Notes to the Unaudited Pro Forma Consolidated Financial Statements

(a)
Represents the additional interest expense resulting from Tranche B of the credit facility signed in June 2015 for a total amount of $290 million ($286 million accounting value) and used entirely finance the acquisition of the Dropdown Assets. The average cost of debt amounts to approximately 3.4% per year.

(b)	The amounts for Solaben 1 and 6 are derived from the financial statements as of and for the nine-month period ended September 30, 2015. They have been translated from Euro to USD by using the exchange rate 1.11 US$ per Eur.